May 29, 2015

Via Edgar

Anuja A. Majmudar

H. Roger Schwall

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	1PM Industries, Inc. Registration Statement on Form S-1 Filed April 7, 2015 File No. 333-203276

On behalf of 1PM Industries, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated May 22, 2015. To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

Amendment No. 1 to Registration Statement on Form S-1 Filed May 12, 2015

Prospectus Summary, page 6

1.

You indicate in your response that WB Partners is the majority shareholder of 1PM Industries. You also indicate that Embarr Downs acquired WB Partners from Wade and Billington. Identify the control persons of Embarr Downs.

Joseph Wade is the control person of Embarr Downs. On May 19, 2015, Embarr Downs agreed to rescind the acquisition of WB Partners. No consideration was given by Embarr Downs to Joseph Wade or Matt Billington for acquisition of WB Partners. Additionally, Mr. Wade agreed to sell his controlling interest in Embarr Downs to unrelated 3rd party. The sell is expected to close by July 31, 2015. As a result, WB Partners is no longer a subsidiary of Embarr Downs.

2.

We have considered your response to our prior comment 4 and reiterate that comment. Your response indicates that the Company “issued the shares to WB Partners…as part of the acquisition of Embarr Farms.” However, your disclosure indicates that “WB Partners purchased majority control from David Cutler.” There is no explanation as to why the company would have issued shares to WB. Provide us with copies of the merger agreement.

Prior to the acquisition of Embarr Farms, WB Partners was the sole shareholder of Embarr Farms and David Cutler was the majority shareholder of 1PM Industries (f/k/a Torrent Energy). As part of the merger between 1PM Industries and Embarr Farms consideration was given to WB Partners for the shares that it owned in Embarr Farms and it also acquired the shares owned by David Cutler for $25,000. The reason 1PM Industries issued shares to WB Partners would be to exchange consideration for the acquisition of Embarr Farms since 1PM had no ownership of Embarr Farms prior to the merger.

3.	Expand the organizational chart to include WB Partners, Embarr Downs and the control persons of Embarr Downs.

WB Partners is owned by Joseph Wade and Matt Billington.

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Risk Factors, page 10

We cannot guarantee that an active trading market will develop for our Common Stock which may restrict your ability to sell your shares, page 11

4.

We note your reference in this risk factor that the Company’s common stock is currently quoted on the OTC Markets. Please clarify here that the OTC Markets has discontinued the display of quotes for your common stock.

Revised to include the following language: “The Company’s common stock is listed on the OTC Markets under the ticker “OPMZ” but the display of quotes has been discontinued by OTC Markets. Currently there is only a limited, sporadic, and volatile market for our stock on the OTC.”

The OTC Markets has labeled our common stock with the warning sign “Caveat Emptor”…, page 12

5.

We note your response to comment 5 and re-issue this comment in part. In this regard, we note that you deleted the reference that the “Caveat Emptor” warning sign would be in place until the registration statement is declared effective and the Company is current in filing its reports with the Commission. Please expand your disclosure in this risk factor to discuss that the OTC Markets has discontinued the listing of your common stock as a result of this warning.

Revised to include the following language “As a result of the "Caveat Emptor" (Buyer Beware), the display of Company’s stock quote has been discontinued by OTC Markets.”

Business of the Registrant, page 21

6.

We note your response to prior comment 7 and re-issue in part. Identify the third party manufacturer. See Item 101(h)(4)(v) of Regulation S-K. Also file the related agreement as an exhibit to the Form S-1. See Item 601(b)(10) of Regulation S-K.

Revised to include VitaLabs as the 3rd party. There is no related agreements. The Company simply sends a purchase order for the product.

Market Information, page 22

7.

We note your response to prior comment 9 that the Company’s common stock is currently quoted and not listed with the warning “Caveat Emptor.” This statement conflicts with your revised disclosure throughout the prospectus where you state, “The Company’s common stock is listed on the OTC Pink under the ticker “OPMZ” but that the display of quotes has been discontinued.” Furthermore, we note that, as of May 22, 2015, the Caveat Emptor warning still appeared when seeking a quote on the OTC Markets website. Therefore, we re-issue comment 9. Revise to clarify that your common stock trades on the OTC Pink but that quotes have been discontinued due to the “Caveat Emptor” posting.

Revised to include the language: “The Company’s common stock is listed on the OTC Pink under the ticker “OPMZ” but that the display of quotes has been discontinued due to the “Caveat Emptor” warning from OTC Markets.”

Liquidity and Capital Resources, page 25

8.

We note your response to prior comment 11 and revised disclosure. Please disclose the individual(s) that provided the Company with the borrowed funds. In addition, please re- file the exhibit to include the identity of the parties to the agreement.

Revised to indicate monies were borrowed from Joseph Wade

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Identification of Directors and Executive Officers, page 27

9.

We note the current and prior work experience of Mr. Wade and Mr. Billington with Embarr Downs and SouthCorp Capital. Please disclose here whether such corporations are a parent, subsidiary or other affiliate of 1PM Industries, Inc.

Revised accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 31

10.

You have advised us, in your response number 4, that Embarr Downs acquired WB Partners from Wade and Billington. Therefore, it would appear that Embarr Downs, not WB Partners, is the nominal holder of 99% of the common shares of 1PM Industries. Revise the table accordingly and identify the natural persons who are the ultimate beneficial owners of those shares. See Rule 13d-3 under the Securities Exchange Act of 1934.

The shares of 1PM Industries are owned by Wade Billington Partners, LLC (a/k/a WB Partners) which is owned by Joseph Wade and Matt Billington.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

1PM Industries, Inc.

By:	/s/ Joseph Wade
Name:	Joseph Wade
Title:	CEO

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